Exhibit 1

NOVATEL INC.

Quarterly Report

For the Three Months Ended March 31, 2004

INDEX

Consolidated Financial Statements (Unaudited)

•	Consolidated Balance Sheets - March 31, 2004 and December 31, 2003

•	Consolidated Statements of Operations - Three Months Ended March 31, 2004 and March 30, 2003

•	Consolidated Statements of Shareholders’ Equity March 31, 2004 and December 31, 2003

•	Consolidated Statements of Cash Flows - Three Months Ended March 31, 2004 and March 30, 2003

•	Notes to Consolidated Financial Statements

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The dollar amounts presented in this Quarterly Report are in Canadian currency unless otherwise noted (CDN $1 = US $0.7343 on June 2, 2004), and are presented in accordance with accounting principles generally accepted in Canada.  The material differences between Canadian and U.S. generally accepted accounting principles (“GAAP”) which would bear upon its financial statements and, more particularly, income and shareholders’ equity, are disclosed in Note 21 of Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2003 filed as part of Form 20-F with the Securities and Exchange Commission and in Note 12 of Notes to Consolidated Financial Statements contained in this report.

Certain statements in this Quarterly Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. Statements in this Quarterly Report about the Company’s future plans and intentions, results, outlook, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as ‘‘anticipate’’, ‘‘believe’’, ‘‘expect’’, ‘‘may’’, ‘‘could’’, ‘‘will’’, ‘‘potential’’, ‘‘intend’’, ‘‘estimate’’, ‘‘should’’, ‘‘plan’’, ‘‘predict’’ or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Such forward-looking statements reflect management’s current beliefs and assumptions and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, U.S. dollar to Canadian dollar exchange rate fluctuations, the impact of industry consolidations, vulnerability to general economic, market and business conditions, competition, environmental and other regulatory changes, actions by governmental authorities, the availability of capital markets, reliance on key personnel, uninsured and underinsured losses and other factors, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements contained in this Quarterly Report are based upon what management believes to be reasonable assumptions, NovAtel cannot assure investors that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this Quarterly Report, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NOVATEL INC.
CONSOLIDATED BALANCE SHEETS (unaudited)
(in thousands, Canadian dollars)

	March 31, 2004	December 31, 2003
ASSETS

Current assets:
Cash and short term investments (includes compensating balances of $4,158 at March 31, 2004 and $3,278 at December 31, 2003)	$13,164	$13,000
Accounts receivable	8,597	6,383
Related party receivables (Note 8)	1,401	1,081
Related party notes receivable (Note 8)	1,757	1,721
Inventories (Note 3)	5,240	4,782
Prepaid expenses and deposits	462	357
Total current assets	30,621	27,324

Capital assets	3,699	3,700
Intangible assets (Notes 4 and 7)	2,114	1,991
Deferred development costs (Note 4)	2,541	2,557
Deferred charges	364	—
Total assets	$39,339	$35,572

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities (Note 10)	$7,570	$5,868
Related party payables (Note 8)	666	935
Notes payable (Note 9)	1,757	1,721
Deferred revenue and customer deposits	284	312
Provision for future warranty costs	460	410
Capital lease obligations – current portion	77	100
Total current liabilities	10,814	9,346

Deferred gain on sale/leaseback of capital assets	538	567
Related party payables – long term portion (Note 8)	222	212
Total liabilities	11,574	10,125

Commitments, contingencies and guarantees (Note 7)
Shareholders’ equity:
Capital stock (Note 5) (common shares issued and outstanding: 8,004 at March 31, 2004 and 7,984 at December 31, 2003)	37,195	37,012
Contributed surplus (Note 2 (a))	463	13
Deficit (Note 2 (a))	(9,893)	(11,578)
Total shareholders’ equity	27,765	25,447
Total liabilities and shareholders’ equity	$39,339	$35,572

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

 (in thousands, except per share data, Canadian dollars)

	Three Months Ended
	March 31, 2004	March 30, 2003

Revenues:
Product sales (Note 8)	$10,891	$5,822
NRE fees	1,611	1,077
Total revenues	12,502	6,899

Cost of sales:
Cost of product sales (Note 8)	4,738	2,760
Cost of NRE fees	825	619
Total cost of sales	5,563	3,379

Gross profit	6,939	3,520

Operating expenses:
Research and development	2,038	1,315
Selling and marketing	1,454	1,128
General and administration	1,306	870
Total operating expenses	4,798	3,313

Operating income	2,141	207

Interest income, net	53	43
Other expense	(41)	(186)

Income from continuing operations before income taxes	2,153	64

Provision for income taxes	12	1

Net income from continuing operations	2,141	63

Loss from discontinued operations (Note 10)	—	(48)

Net income	$2,141	$15

Net income (loss) per share (basic) (Note 11)
Continuing operations	$0.27	$0.01
Discontinued operations	—	(0.01)
Net income per share (basic)	$0.27	$—

Weighted average shares outstanding (basic) (Note 5)	7,991	7,685

Net income (loss) per share (diluted)(Note 11)
Continuing operations	$0.25	$0.01
Discontinued operations	—	(0.01)
Net income per share (diluted)	$0.25	$—
Weighted average shares outstanding (diluted) (Note 5)	8,588	7,834

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

(in thousands, Canadian dollars)

			Contributed Surplus	Deficit	Total Shareholders’ Equity
	Common Shares
	Number	Amount

Balance January 1, 2004	7,984	$37,012	$13	$(11,578)	$25,447
Change in accounting policy relating to stock-based compensation (Notes 2 (a) and 11)	—	66	390	(456)	—
Common shares issued pursuant to exercise of stock options (Notes 2 (a) and 11)	20	117	(20)	—	97
Stock-based compensation (Notes 2 (a) and 11)	—	—	80	—	80
Net income	—	—	—	2,141	2,141
Balance March 31, 2004	8,004	$37,195	$463	$(9,893)	$27,765

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands, Canadian dollars)

	Three Months Ended
	March 31, 2004	March 30, 2003
Operating activities:
Net income from continuing operations	$2,141	$63
Loss from discontinued operations (Note 10)	—	(48)
Charges and credits to operations not involving an outlay of cash:
Amortization	592	391
Gain on disposal of capital assets	(6)	(1)
Stock-based compensation expense	80	—
Accretion on royalty payable to CMC related to GPS OEM product line acquisition	18	—
Amortization of deferred gain on sale/leaseback of capital assets	(29)	(33)
Net change in non-cash working capital related to operations (Note 6)	(2,014)	3,342
Cash provided by operating activities	782	3,714

Financing activities:
Issuance of shares (Note 5)	97	—
Related party notes receivable	(12)	12
Notes payable	12	20
Payments under capital lease obligations	(23)	(22)
Effect of exchange rate changes on financing activities	—	(37)
Cash provided by (used in) financing activities	74	(27)

Increase in cash before investing activities	856	3,687

Investing activities:
Purchase of capital and intangible assets	(596)	(809)
Proceeds from disposal of capital assets	10	5
Purchase of short-term investments	(750)	(1,750)
Proceeds from short-term investments	5,550	1,217
Capitalization of development costs	(106)	—
Cash provided by (used in) investing activities	4,108	(1,337)

Increase in cash and cash equivalents	4,964	2,350
Cash and cash equivalents, beginning of period	2,445	1,700
Cash and cash equivalents, end of period	$7,409	$4,050

Cash and short term investments consisted of:
Cash and cash equivalents	$7,409	$4,050
Restricted cash equivalents and short term investments	4,158	3,455
Other short term investments	1,597	1,950
	$13,164	$9,455

Interest paid related to bank advances and capital lease obligations	$1	$5

Income taxes paid	$31	$—

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands, Canadian dollars, except per share data)

Note 1             Basis of Presentation

The consolidated financial statements for the three month periods ended March 31, 2004 and March 30, 2003 presented in this Quarterly Report are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles), are stated in Canadian dollars and are unaudited.  The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.  The adjustments are of a normal recurring nature.  The financial statements follow the same accounting policies and methods of their application as the audited annual consolidated financial statements for the year ended December 31, 2003.  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements.  Accordingly, the unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report for the year ended December 31, 2003 filed on Form 20-F with the U.S. Securities and Exchange Commission (SEC).

Note 2             Adoption of New Accounting Standards

a)                                    Stock-Based Compensation

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments.  As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement.  Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as stock-based compensation expense and a credit to contributed surplus.  When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital.  Retroactive application of Section 3870 resulted in the opening balances of deficit, contributed surplus and share capital being increased by $456, $390 and $66, respectively, as though the fair value method had been applied since January 1, 2002.

b)                                    Hedging Relationships

Effective January 1, 2004, the Company adopted Accounting Guideline 13, “Hedging Relationships”.  The guideline establishes conditions where hedge accounting may be applied.  Where hedge accounting does not apply, any changes in the fair values of the financial contracts are taken into income in the period of change.  The Company enters into forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  These contracts qualify as hedges under the new accounting guideline and the Company applies hedge accounting to its financial instruments.  This new accounting policy has been applied prospectively.

c)                                     Impairment of Long-Lived Assets

In September 2002, the CICA issued CICA Handbook Section 3063 “Impairment of Long-Lived Assets” effective for fiscal years beginning on or after April 1, 2003.  This new standard requires the recognition, measurement and disclosure of the impairment of long-lived assets and applies to long-lived assets held for use.  An impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.  The Company adopted this standard on January 1, 2004.  The adoption of this new standard did not have a material impact on the Company’s financial statements as at and for the three month period ended March 31, 2004.

d)                                    Asset retirement obligations

In December 2003, the CICA issued CICA Handbook Section 3110 “Asset Retirement Obligations” which requires the liability recognition for future retirement obligations associated with capital assets.  These obligations are initially recognized at fair value, which is the discounted future value of the liability.  This fair value is capitalized as part of the cost of the related capital asset and amortized over its useful life.  The liability accretes until the Company settles the retirement obligation.  The Company retroactively adopted this standard on January 1, 2004.  The adoption of this new standard did not have a material impact on the Company’s financial statements as at and for the three month period ended March 31, 2004 or on the comparative period presented.

Note 3             Inventories

	March 31, 2004	December 31, 2003

Raw materials and components	$1,869	$1,948
Work-in-progress	445	280
Finished goods	2,926	2,554
	$5,240	$4,782

Note 4             Deferred Development Costs and Intangible Assets

a)                                    Deferred Development Costs

	March 31, 2004	December 31, 2003
Deferred development costs	$2,952	$2,846
Accumulated amortization	(411)	(289)
	$2,541	$2,557

In the three months ended March 31, 2004, the Company deferred $106 of development costs related to the development of a certified aviation GPS receiver, compared to $nil in the three months ended March 30, 2003.  The Company amortizes these deferred costs using a method similar to the unit-of-production method of amortization.  The Company amortized $122 of these deferred costs in the three months ended March 31, 2004 ($35 in the three months ended March 30, 2003).

At March 31, 2004, the Company had deferred $2,541 of development costs, net of accumulated amortization.  The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver.  Should future actual or estimated sales of this receiver be materially lower than that currently estimated, all or a portion of the deferred development costs would be charged to results of operations.

b)                                    Intangible Assets

Intangible assets subject to amortization are as set out below:

	March 31, 2004			December 31, 2003
	Gross Value	Accumulated Amortization	Net Book Value	Gross Value	Accumulated Amortization	Net Book Value
Patents and trademarks	$3,760	$2,199	$1,561	$3,586	$2,117	$1,469
Technology	2,408	2,138	270	2,341	2,124	217
Market presence of CMC Electronics OEM GPS Product line	348	65	283	348	43	305
Total intangibles	$6,516	$4,402	$2,114	$6,275	$4,284	$1,991

For the three months ended March 31, 2004 and March 30, 2003, amortization expense related to intangibles was $118 and $91, respectively.

The estimated aggregate amortization expense for the five succeeding years, is as follows:

2004	$512
2005	524
2006	458
2007	317
2008	255

Note 5             Capital Stock

The Company has authorized an unlimited number of common shares and first preference shares, of which 8,004 common shares are outstanding as of March 31, 2004 (7,984 as of December 31, 2003).

Net income (loss) per share figures presented in the Company’s financial statements are based upon the weighted average number of shares outstanding.  Diluted net income (loss) per share figures are computed as if the dilutive instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares at the average market price during the period.

On June 12, 2003, the Company implemented a share repurchase program under which the Company can repurchase up to 3% of the outstanding common shares over a twelve month period.  From June 12, 2003 through March 31, 2004, the Company repurchased 2 shares.

The Company maintains stock option plans for employees and members of the Board of Directors.  Under the plans, participants are granted options to purchase common shares of the Company at no less than the market value on the date of the grant.  The options have vesting periods ranging from three to four years and expire ten years from the date of the grant. As of March 31, 2004, the Company had authorized the granting of up to 1,261 options to purchase common shares of the Company under the stock option plans, of which 359 had been exercised.

A summary of the status of the Company’s stock option plans as of March 31, 2004, and changes during the three month period ended on that date is presented below:

Options	Number of Options	Weighted- Average Exercise Price
Outstanding at January 1, 2004	855	US $4.42
Granted	3	13.16
Exercised	(20)	4.85
Forfeited	(5)	2.45
Outstanding at March 31, 2004	833	$4.47

Options exercisable at March 31, 2004	564	US $5.47

The following table summarizes information about the stock option plans as of March 31, 2004:

			Options Outstanding			Options Exercisable
Range of Exercise Prices			Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
				(Years)
US $		13.16	3	9.8	US$13.16	—	US $13.16
	$7.50 to	$11.25	333	3.1	7.70	333	7.70
	$4.00 to	$ 4.94	5	8.7	4.44	1	4.00
	$2.25 to	$ 3.44	390	8.1	2.41	159	2.53
	$1.38 to	$ 2.00	102	6.5	1.64	71	1.62
US $	1.38 to	$13.16	833	5.9	US $4.47	564	US $5.47

The following table represents the potential dilutive effect of options which have been issued, and could be exercised by the option holder:

	Number of Common Shares
	Three Months Ended
	March 31, 2004	March 30, 2003
Weighted average common shares outstanding (basic)	7,991	7,685
Dilutive effect of options	597	149
Weighted average common shares outstanding (diluted)	8,588	7,834

In the three months ended March 31, 2004 and March 30, 2003, there were 3 and 534 options, respectively, that were excluded from the calculation, due to an anti-dilutive effect as a result of the exercise price being higher than the market price of the stock in the period.

Note 6             Consolidated Statements of Cash Flows

The net changes in non-cash working capital related to operations include:

	Three Months Ended
	March 31, 2004	March 30, 2003

(Increase) decrease in accounts receivables and related party receivables	$(2,170)	$4,604
(Increase) decrease in inventories	(458)	75
(Increase) in prepaid expenses and deposits	(105)	(25)
Increase (decrease) in accounts payable, accrued liabilities and related party payables	697	(1,128)
(Decrease) in deferred revenue and customer deposits..	(28)	(196)
Increase in provision for future warranty costs	50	12
Net change in non-cash working capital	$(2,014)	$3,342

Note 7             Commitments and Contingencies

a) As at March 31, 2004, intangible assets included $319 related to the Company’s 1996 settlement agreement with Trimble Navigation Limited (Trimble).  This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control.  On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics Inc. (“CMC Electronics”) in April 1998.  The Company has sought legal advice regarding Trimble’s termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble’s notice of termination.  As this matter has not been resolved as of March 31, 2004, the Company has not provided for any impairment of these intangible assets.

b) The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position or results of operations.

c) In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts and service agreements.  These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay counterparties.  Historically, the Company has not made any payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

d) In the normal course of business, the Company uses forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective for undertaking hedging transactions.  The process includes linking hedging instruments to forecasted transactions.  The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the foreign currency contracts that are used in hedging transactions are effective in offsetting changes in cash flows of hedged items.  The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company’s U.S. dollar denominated revenues.  The contracts are not used for trading or speculative purposes.  Foreign exchange gains and losses on foreign currency contracts used to hedge anticipated U.S. dollar revenues beyond 60 days are applied against the underlying revenues when these revenues are recognized.

At March 31, 2004, the Company had forward foreign currency contracts to sell US $6,000 between April 30, 2004 and December 31, 2004 at rates between 0.7560 and 0.7656.

The carrying values of other financial instruments, which include cash and short-term investments, accounts receivable, related party receivables, related party notes receivable, accounts payable, related party payables and notes payable approximate their fair value because of the near-term maturity of these instruments.  The carrying value of capital lease obligations approximate their fair value, as the imputed interest rates on these obligations approximate market rates.

e) As of March 31, 2004, the Company had deferred $364 of expenses incurred in relation to a proposed $50 million public offering in Canada and a private placement in the U.S. of its common shares.  On May 26, 2004 the Company withdrew the offering.  If the Company is unable to restart the offering process within 90 days of the withdrawal date, or if the Company is unable to complete the offering, the $364,000 would be expensed in 2004.  The Company expects to incur additional costs related to the financing of approximately $260 in the three month period ending June 30, 2004.

Note 8             Related Party Transactions

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Three Months Ended
	March 31, 2004	March 30, 2003

Product sales to Point, Inc.	$577	$45
Services provided to Point, Inc.	36	30
Inventory purchases from CMC Electronics Inc.	615	178
Royalties charged to CMC Electronics Inc.	162	47
Other expenses from CMC Electronics Inc.	140	111
Engineering services charged by Point, Inc.	16	19
Contracted development costs charged by CMC Electronics Inc.	106	—
Engineering services charged by CMC Electronics Inc.	—	37
Consulting services charged by David E. Vaughn (excluding Board of Directors activities)	—	23

Related party receivables at March 31, 2004 consist of $870 from Point, Inc. ($1,027 at December 31, 2003) and $531 from CMC Electronics ($54 at December 31, 2003).  Related party payables at March 31, 2004 were comprised of amounts due to CMC Electronics of $875 ($1,139 at December 31, 2003) and $13 to Point, Inc. ($8 at December 31, 2003).

The related party notes receivable of $1,757 ($1,721 at December 31, 2003) reflects the Company’s proportionate joint venture interest in the aggregate borrowings by Point, Inc. from the Company and Sokkia Co., Ltd. (“Sokkia”) of US$5,330.  The loans are secured by the assets of Point, Inc., and bear interest at 3%.  On January 26, 2004, the Company and Sokkia agreed to extend the due dates on the loans to August 31, 2004 (see Note 9).

Note 9             Investment in Point, Inc.

On July 20, 1999, the Company and Sokkia Co., Ltd. formed a joint venture, Point, Inc., to distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a worldwide basis.  The consolidated financial statements presented herein include the Company’s proportionate share of the accounts of Point, Inc.

The following is a summary of the Company’s proportionate share of the financial position, operating results, and cash flows of Point, Inc.

	March 31, 2004	December 31, 2003

Current assets	$1,453	$1,728
Non-current assets	97	100
Total assets	$1,550	$1,828

Current liabilities	$2,806	$2,818
Long-term liabilities	—	—
Total liabilities	$2,806	$2,818

	Three Months Ended
	March 31, 2004	March 30, 2003

Revenues	$1,335	$1,238
Gross profit	401	308
Expenses	578	315
Income (loss)	$(177)	$(7)

Cash provided by (used in)
Operating activities	$57	$145
Investing activities	$(10)	$(3)
Financing activities	$24	$(12)
Effect of exchange rate changes on financing activities	$12	$(136)

Included in current liabilities is the Company’s share of notes payable by Point, Inc. to Sokkia, in the amount of $1,757 ($1,721 at December 31, 2003).   The loans are secured by the assets of Point, Inc. and bear interest at 3%.  On January 26, 2004, the Company and Sokkia agreed to extend the due dates on the loans to August 31, 2004 (see Note 8).  As of March 31, 2004, Point, Inc. has borrowed US$5,330 in aggregate from the Company and Sokkia.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia and the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired.  If the existing loans to Point, Inc. of US$5,330 were ultimately not repaid by Point, Inc. to the Company and Sokkia, or if Point, Inc. were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of March 31, 2004, after consideration of the effects of the proportionate consolidation of Point, Inc., would be approximately $700, comprised primarily of working capital related items and the costs that would be incurred to cease operations.  These financial statements do not reflect any adjustments that would be required if Point, Inc.’s operations were discontinued.

Note 10      Discontinued Operations (Mezure, Inc.)

The Company owns a 70% equity interest in Mezure, a U.S. company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of manmade and natural structures. Mezure was established in 2000 and had been working with the Company to develop market applications combining GPS, wireless infrastructure and the Internet. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy, which was filed on June 25, 2003. On September 24, 2003 an Order Approving Trustee’s Account, Discharging Trustee and Closing Estate was entered into the docket of the United States Bankruptcy Court, District Oregon (Portland). Consequently, the Company is treating Mezure as a discontinued operation.

The loss from discontinued operations pertaining to Mezure for the three months ended on March 31, 2004 and March 30, 2003 is as set forth below.

	Three Months Ended
	March 31, 2004	March 30, 2003

Revenues	$—	$34
Cost of sales	—	11
Research and development expenses	—	27
Selling and marketing expenses	—	32
General and administration expenses	—	63
Interest income, net	—	(3)
Other (income) expense	—	(48)
Loss from discontinued operations	$—	$(48)

The consolidated balance sheets as of March 31, 2004 and December 31, 2003  include residual assets and liabilities related to discontinued operations as follows:

	March 31, 2004	December 31, 2003

Accounts payable and accrued liabilities	36	40

Note 11 Stock-Based Compensation

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002, as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments.  As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement.  Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as a charge to stock-based compensation expense and a credit to contributed surplus.  For the period ended March 31, 2004, stock-based compensation expense of $80 was recognized.  When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital.  As of March 31, 2004, $86 has been reclassified from contributed surplus to share capital, as a result of stock option exercises.

Retroactive application of Section 3870 resulted in the opening balances of deficit, contributed surplus and share capital being increased by $456, $390 and $66, respectively, as though the fair value method had been applied since January 1, 2002.

At March 31, 2004, the Company had issued 833 options to employees and directors to purchase common shares under its stock-based compensation plans (see Notes 2 and 5).

During 2003, the Company applied an intrinsic value based method to account for its plans, and no compensation cost was recognized within the statement of operations for the three month period ended March 30, 2003.  Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company’s pro-forma net income (loss) and net income (loss) per share would have been as follows for the period ended March 30, 2003:

		Three Months Ended March 30, 2003

Net income (loss) from continuing operations	As reported	$63
	Pro forma	$(49)

Basic net income (loss) from continuing operations per share	As reported	$0.01
	Pro forma	$(0.01)

Diluted net income (loss) from continuing operations per share	As reported	$0.01
	Pro forma	$(0.01)

Net income (loss)	As reported	$15
	Pro forma	$(97)

Basic net income (loss) per share	As reported	$0.00
	Pro forma	$(0.01)

Diluted net income (loss) per share	As reported	$0.00
	Pro forma	$(0.01)

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2004 and 2003 :  dividend yield of 0%; expected lives of 10 years; expected volatility of 98% and a risk-free interest rate of 4.3%.

Note 12      Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a) Deferred Development Costs (see Note 4)

As of March 31, 2004, the Company had deferred $2,541 of development costs, net of accumulated amortization, related to the development of a certified aviation GPS receiver. In the three month period ended March 31, 2004, the Company deferred $106 of development costs ($nil in the three month period ended March 30, 2003) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the three month period ended March 31, 2004, the Company amortized $122 of deferred development costs ($35 in the three month period ending March 30, 2003) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

b) Stock-Based Compensation

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) 123 “Accounting for Stock-Based Compensation” establishes a fair value based method of accounting for stock-based compensation.  Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123.  Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, the Company would have accounted for its stock-based compensation in accordance with APB Opinion 25 (see Note 12 (k)).

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments.  As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement.  Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as stock-based compensation expense and a credit to contributed surplus.  When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital.  Retroactive application of Section 3870 resulted in the opening balances of deficit, contributed surplus and share capital being increased by $456, $390 and $66, respectively, as though the fair value method had been applied since January 1, 2002.

c) Derivatives and Hedging Activities

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. Under U.S. GAAP the accounting for derivative instruments and hedging activities is contained in the Statement of Financial Accounting Standard No. 133, as amended by SFAS 137 and SFAS 138. SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. For cash flow hedges, changes in the fair value of the derivative instrument are recognized in net earnings in the same period as the hedged item and any changes in the fair value prior to that period are recognized in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value and any changes in the fair value are recognized currently in net earnings.  The Company’s foreign exchange contracts have been accounted for as cash flow hedges.

Under U.S. GAAP, SFAS 133 would result in an increase in total assets of $27 as of March 31, 2004 ($nil as of December 31, 2003) related to the fair value of the Company’s foreign exchange contracts.

d) Intangibles Related to Acquisition of CMC Electronics OEM GPS Business

On May 14, 2003, the Company acquired the CMC Electronics non-aviation GPS product line.  The fair value of the net assets acquired included $497 in intangibles, comprised primarily of technology, product design, customer relationships and an established market presence.  Under U.S. GAAP, when accounting for transfer of assets between entities under common control, the entity that receives the net assets or the equity interest would initially recognize the assets and liabilities transferred at their carrying amounts at the date of transfer.  Any excess of consideration given over the controlling shareholders’ carrying value would be accounted for as a reduction of equity.

e) Investment in Joint Ventures

The accounts of the Company’s 49% joint venture interest in Point, Inc. is proportionately consolidated as required under Canadian GAAP.  Under U.S. GAAP, proportionate consolidation is not permitted, and the Company’s investment in this joint venture would be accounted for using the equity method.  As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

f) Provision for Future Warranty Costs

The changes in the provision for future warranty costs during each of the periods ended March 31, 2004 and March 30, 2003 are as follows:

	March 31, 2004	March 30, 2003
Opening balance, beginning of period	$410	$344
Additions to provision	75	33
Costs incurred	(25)	(21)
Ending balance, end of period	$460	$356

g) Comprehensive Income

U.S. GAAP utilizes the concept of comprehensive income, which includes net income and other comprehensive income.  Currently, there is no similar concept under Canadian GAAP.  Other comprehensive income represents the change in equity during the period from transactions and other events from non-owner sources and includes such items as changes in the fair value of cash flow hedges.

h) New U.S. GAAP Accounting Pronouncements

In March 2004, the FASB issued an Exposure Draft “Share-Based Payment”.  This Exposure Draft proposes to revoke the alternative of accounting for employee stock based compensation under the intrinsic value method.  As the Company is currently using the provision under FAS 123 for U.S. GAAP purposes, that allow the use of the intrinsic method of accounting for share-based payments, it is anticipated that the adoption of this Exposure Draft may have a material impact on the Company’s results of operations or financial position.  However, at this time the Exposure Draft has neither been accepted nor rejected by the FASB.  If adopted the application of this policy is expected to be for fiscal years beginning after December 2004.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104 “Revenue Recognition”, which revises or rescinds portions of the revenue recognition interpretative guidance included in the SAB codification to make it consistent with current authoritative accounting and auditing guidance and SEC rules and regulations.  The principal revisions relate to revenue recognition guidance no longer necessary due to developments in U.S. GAAP.  SAB No. 104 also rescinds the Frequently Asked Questions and Answers document issued in conjunction with the release of SAB No. 101.  The changes noted in SAB No. 104 did not have a material impact on the company’s financial position, results of operations, or cash flows.

i) Summary of the Differences between Canadian and U.S. GAAP

The effects of the above noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

	Three Months Ended
	March 31, 2004	March 30, 2003
Net income from continuing operations – Canadian GAAP	$2,141	$63
Adjustments to U.S. GAAP	(106)	—
Deferred development costs (a)
Amortization of deferred development costs (a)	122	35
Stock-based compensation expense (b)	80	—
Amortization of intangibles acquired from CMC Electronics (d)	30	—

Net income from continuing operations – U.S. GAAP	$2,267	$98

Loss from discontinued operations – Canadian GAAP	$—	$(48)
Adjustments to U.S. GAAP	—	—
Loss from discontinued operations – U.S. GAAP	—	(48)

Net income (loss) – U.S. GAAP	$2,267	$50
Net unrealized gain on foreign exchange contracts (c)	27	286
Reclassification to income of gains and losses on cash flow hedges	—	48
Comprehensive income	$2,294	$384

	March 31, 2004	December 31, 2003
Total Assets

Canadian GAAP	$39,339	$35,572
Adjustments to U.S. GAAP
Deferred development costs (a)	(2,541)	(2,557)
Fair value of financial instruments (c)	27	—
Reduction of intangibles acquired from CMC Electronics to carrying value (d)	(400)	(430)

U.S. GAAP	$36,425	$32,585

Total Shareholders’ Equity

Canadian GAAP	$27,765	$25,447

Adjustments to U.S. GAAP
Deferred development costs (a)	(2,541)	(2,557)
Reduction of intangibles acquired from CMC Electronics to carrying value (d)	(492)	(492)
Amortization of intangibles acquired from CMC Electronics	92	62

U.S. GAAP – before other comprehensive income	$24,824	22,460

Accumulated other comprehensive income	$27	$—

U.S. GAAP	$24,851	$22,460

j) Net Income per Share

Net income per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

	Three Months Ended
	March 31, 2004	March 30, 2003
Net Income from continuing operations per share

Canadian GAAP – basic	$0.27	$0.01
U.S. GAAP – basic	$0.28	$0.01

Canadian GAAP – diluted	$0.25	$0.01
U.S. GAAP – diluted	$0.26	$0.01

Net Income per share

Canadian GAAP – basic	$0.27	$0.00
U.S. GAAP – basic	$0.28	$0.01

Canadian GAAP – diluted	$0.25	$0.00
U.S. GAAP – diluted	$0.26	$0.01

k) Stock-Based Compensation

Statement of Financial Accounting Standards 123 “Accounting for Stock-Based Compensation” establishes a fair value based method of accounting for stock-based compensation.  Companies have the option of including the effect of this pronouncement in determining their net income, or alternatively, may continue to apply the accounting provisions of APB Opinion 25, but must comply with the disclosure requirements of SFAS 123 and SFAS 148.  Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, the Company would have accounted for its stock-based compensation in accordance with APB Opinion 25.

At March 31, 2004, the Company had issued to employees and directors 833 options (1,156 at March 30, 2003) to purchase common shares under its stock-based compensation plans.  As the Company would have applied APB Opinion 25 and related Interpretations in accounting for its plans, no compensation cost would have been recognized within the statement of operations under U.S. principles in the three months ended March 31, 2004 and March 30, 2003.  Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company’s pro forma net income (loss) from continuing operations and net income (loss) per share would have been as follows:

l) Pro Forma Earnings – Fair Value Method of Accounting for Stock Options – U.S. GAAP

		Three Months Ended
		March 31, 2004	March 30, 2003
Net income from continuing operations – U.S. GAAP	As reported	$2,267	$98
Less: Fair value of stock options		103	112

Net income (loss) from continuing operations – U.S. GAAP	Pro forma	$2,164	$(14)

Net income from continuing operations – earnings per	As reported	$0.28	$0.01
share (basic)	Pro forma	$0.27	$(0.00)

Net income from continuing operations – earnings per	As reported	$0.26	$0.01
share (diluted)	Pro forma	$0.25	$(0.00)

Net income (loss) – U.S. GAAP	As reported	$2,267	$50
Less: Fair value of stock options		103	112

Net income (loss) – U.S. GAAP	Pro forma	$2,164	$(62)

Net income (loss) – earnings per share (basic)	As reported	$0.28	$0.01
	Pro forma	$0.27	$(0.01)

Net income (loss) – earnings per share (diluted)	As reported	$0.26	$0.01
	Pro forma	$0.25	$(0.01)

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2004 and 2003:  dividend yield of 0%; expected lives of 10 years; a risk free interest rate of 4.3%, and expected volatility of 98%.

m) Consolidated Statement of Cash Flows

The effects of the differences between Canadian and U.S. GAAP on the consolidated statement of cash flows are as follows:

	Three Months Ended
	March 31, 2004	March 30, 2003

Cash flow provided by operations – Canadian GAAP	$782	$3,714
Adjustments to U.S. GAAP
Deferred development costs (a)	(106)	—
Cash flow provided by operations – U.S. GAAP	$676	$3,714

Cash flow provided by (used in) financing activities – Canadian GAAP	$74	$(27)
Adjustments to U.S. GAAP	—	—
Cash flow provided by (used in) financing activities – U.S. GAAP	$74	$(27)

Cash provided by (used in) investing activities – Canadian GAAP	$4,108	$(1,337)
Adjustments to U.S. GAAP
Deferred development costs (a)	106	—

Cash provided by (used in) investing activities – U.S. GAAP	$4,214	$(1,337)

Increase in cash and cash equivalents	$4,964	$2,350
Cash and cash equivalents, beginning of period	2,445	1,700
Cash and cash equivalents, end of period	$7,409	$4,050

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis is a review of the results of operations and the liquidity and capital resources of the Company and is dated May 2004. It should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this report. Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected.

The Company prepares its financial statements in Canadian dollars and in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”).  The Company is required to reconcile the material differences between Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”). Such reconciliation is set forth in Note 12 of the consolidated financial statements of the Company included elsewhere in this report.

Overview

NovAtel designs, markets and sells high-precision GPS and other positioning component technology and sub-systems for a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems. Unless the context requires otherwise, references herein to “NovAtel” or the “Company” refer to NovAtel Inc., including its interest in its joint venture, Point, Inc. (“Point”).

NovAtel’s consolidated financial statements include a 49% proportionate share of the Point accounts as required under Canadian GAAP. The Company sells products to Point which incorporates them into surveying systems that are in turn sold through the Sokkia distribution channels and through independent dealers and distributors. In addition, the Company provides facilities, computer support and development and logistical support for Point’s Calgary operations. The Company’s consolidated Statements of Operations include the proportionate share of each of the equivalent line items reflected on Point’s Statement of Operations. Similarly, the Company consolidates its proportionate share of each line item of Point’s Balance Sheet.

On May 14, 2003, the Company acquired CMC Electronics’ non-aviation L1 GPS OEM product line. The new product line extended the Company’s current high-performance, upgradeable L1 and L1/L2 product line into the mid-level L1 market, which increased the Company’s total addressable market in core sectors and created entry points into new vertical markets, such as timing and marine. The purchase price was comprised of $150,000 at closing and $600,000 payable over time as a royalty on the revenue generated by this product line. NovAtel expects the $600,000 royalty payment will be paid out in full by the end of 2005.

The Company owns a 70% equity interest in Mezure, a U.S. company that had been developing a GPS, wireless communication and Internet-based product for deformation monitoring of manmade and natural structures. Mezure was established in 2000 and had been working with the Company to develop market applications combining GPS, wireless infrastructure and the Internet. On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy, which was filed on June 25, 2003. On September 24, 2003 an Order Approving Trustee’s Account, Discharging Trustee and Closing Estate was entered into the docket of the United States Bankruptcy Court, District Oregon (Portland). Consequently, the Company is treating Mezure as a discontinued operation.

The Company’s results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including acquisition of new product lines, timing of major contracts, U.S. dollar to Canadian dollar exchange rates, operating results of subsidiary and joint venture entities certification and market acceptance of the Company’s new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering (“NRE”) fees, seasonality of customer purchase patterns and the timing of industry trade shows.

Revenue and Expenses

Revenues include product sales and Non Recurring-Engineering (“NRE”) service fees. NRE fees are received by the Company from its customers under engineering service contracts. Revenues from product sales consist primarily of sales of OEM receivers, software upgrades, GPS antennas, WAAS type receivers and end user products. The Company classifies its revenues into the following three primary categories, Geomatics, Aerospace and Defence and Special Applications.

The Geomatics category is made up of surveying and mapping markets. Geomatics revenues are largely comprised of NovAtel’s sales to Point, net of intercompany eliminations, and NovAtel’s 49% proportionate share of sales by Point.

The Aerospace and Defence category is made up of aviation and defence markets. These markets utilize the Company’s precision positioning technology for critical components in civil air traffic control, flight management systems, and certain military applications.

The Special Applications category is made up of marine, precision agriculture, unmanned vehicles, construction/grading, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets.

The Company typically maintains control of the technology developed under NRE contracts allowing it to use these technologies to improve its current products and develop new products and solutions.

Cost of product sales consists primarily of the cost of the raw materials and components, labour and other manufacturing expenses and overhead. Cost of NRE fees consists primarily of personnel and related costs incurred in providing the engineering services.

Gross margin as a percentage of revenue varies primarily as a result of product sales mix, changes in materials and contract manufacturing costs, liquidation of discontinued inventory and absorption of fixed manufacturing costs.

Research and development expenses consist primarily of engineering personnel expenses, contracted research and development expenses, amortization of purchased technology, equipment costs and facility and computer support costs.

Selling and marketing expenses consist primarily of compensation of sales and marketing personnel as well as expenses for advertising, promotion and trade shows, dealer and agents commissions, facilities and other expenses related to the sale of products.

General and administration expenses consist primarily of salaries of administrative personnel, corporate overhead and facilities expenses.

Critical Accounting Policies and Accounting Estimates

The Company applies a number of critical accounting policies and estimates in preparing the consolidated financial statements.  There have been no material changes to the Company’s critical accounting policies and estimates since December 31, 2003.

STATEMENT OF OPERATIONS DATA (1) (unaudited)

(in thousands,  Canadian dollars, except per share data)

	Three Months Ended
	March 31, 2004	March 30, 2003	% Change
Revenues:
Product sales	$10,891	$5,822	87%
NRE fees	1,611	1,077	50%
Total revenues	12,502	6,899	81%

Cost of sales:
Cost of product sales	4,738	2,760	72%
Cost of NRE fees	825	619	33%
Total cost of sales	5,563	3,379	65%

Gross profit	6,939	3,520	97%

Operating expenses:
Research and development	2,038	1,315	55%
Selling and marketing	1,454	1,128	29%
General and administration	1,306	870	50%
Total operating expenses	4,798	3,313	45%

Operating income	2,141	207	>100%

Interest income, net	53	43	23%
Other expense	(41)	(186)	(78)%

Income from continuing operations before income taxes	2,153	64	>100%

Provision for income taxes	12	1	>100%

Net income from continuing operations	2,141	63	>100%

Loss from discontinued operations	—	(48)	(100)%

Net income	$2,141	$15	>100%

Net income (loss) per share (basic)
Continuing operations	$0.27	$0.01
Discontinued operations	—	(0.01)
Net income per share (basic)	$0.27	$—
Weighted average shares outstanding (basic)	7,991	7,685
Net income (loss) per share (diluted)
Continuing operations	$0.25	$0.01
Discontinued operations	—	(0.01)
Net income per share (diluted)	$0.25	$—
Weighted average shares outstanding (diluted)	8,588	7,834

STATEMENT OF OPERATIONS DATA (1), (2) (unaudited)

(in thousands, U.S. dollars,  except per share data)

Three Months Ended March 31, 2004 (2)
Revenues:
Product sales	$7,997
NRE fees	1,183
Total revenues	9,180

Cost of sales:
Cost of product sales	3,479
Cost of NRE fees	606
Total cost of sales	4,085

Gross profit	5,095

Operating expenses:
Research and development	1,497
Selling and marketing	1,068
General and administration	958
Total operating expenses	3,523

Operating income	1,572

Interest income, net	39
Other expense	(30)

Income from continuing operations before income taxes	1,581

Provision for income taxes	9

Net income from continuing operations	1,572

Loss from discontinued operations	—

Net income	$1,572
Net income (loss) per share (basic)
Continuing operations	$0.20
Discontinued operations	—
Net income per share (basic)	$0.20

Weighted average shares outstanding (basic)	7,991
Net income (loss) per share (diluted)
Continued operations	$0.18
Discontinued operations	—
Net income per share (diluted)	$0.18

Weighted average shares outstanding (diluted)	8,588

	December 31, 2003	March 31, 2004	US $ Equivalent March 31, 2004 (2)
Balance Sheet Data (1): (in thousands, Canadian dollars)
Working capital	$17,978	$19,807	$14,544
Total assets	35,572	39,339	28,887
Bank advances	—	—	—
Long-term liabilities	212	222	163
Total shareholders’ equity	25,447	27,765	20,388

(1)  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are disclosed in Note 12 of the Notes to Consolidated Financial Statements contained in this report.

(2)  Canadian dollar amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of US $0.7343 per CDN $1.00 which was the exchange rate as of June 2, 2004.  These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in U.S. dollars.  In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

As of March 31, 2004, the Company had deferred $364,000 of expenses incurred in relation to a proposed $50 million public offering in Canada and a private placement in the U.S. of its common shares.  On May 26, 2004 the Company withdrew the offering.  If the Company is unable to restart the offering process within 90 days of the withdrawal date, or if the Company is unable to complete the offering, the $364,000 would be expensed in 2004. The Company expects to incur additional costs related to the financing of approximately $260,000 in the three month period ending June 30, 2004.

Three Months Ended March 31, 2004 Compared to Three Months Ended March 30, 2003

Revenues

Total revenues were $12.5 million in the first quarter 2004, representing an 81% increase compared to $6.9 million in the first quarter 2003.  The following table sets out revenues of the Company by the categories indicated for the three months ended March 31, 2004 and March 30, 2003.

	Three Months Ended ($ thousands)
	March 31, 2004		March 30, 2003		Change
	$	%	$	%	$	%
Geomatics	$2,092	17%	$1,377	20%	$715	52%
Aerospace & Defense	2,135	17%	1,382	20%	753	54%
Special Applications	8,188	65%	4,120	60%	4,068	99%
Other	87	1%	20	—	67	>100%
TOTAL	$12,502	100%	$6,899	100%	$5,603	81%

Geomatics

Geomatics revenue was $2.1 million in the first quarter 2004, an increase of 52% from the $1.4 million revenue in the first quarter 2003, primarily as a result of higher product sales by Point of $99,000, particularly into Europe and Asia, and higher revenue related to cash collections received by the Company from Point of $537,000 (including inter-company eliminations).

Effective with the fourth quarter of 2002, the Company changed its policy of recognizing shipments of product revenue from the Company to Point from revenue recognition at the time of shipment to revenue recognition at the time of receiving payment from Point.  As of March 31, 2004, the Company had deferred revenue related to product shipments to Point of $373,000, net of inter-company eliminations.

Point Inc.’s operations were restructured in April 2002, with the aim of focusing operating activities on sales, marketing and distribution as opposed to product development.  The Company has been disappointed in the operating performance of Point, Inc. particularly the lower than expected revenues which the Company had anticipated would increase after the April 2002 restructuring.  The Company continues to work with Point, Inc.’s management and Sokkia to improve the operating results of Point, Inc.  However, there can be no assurance that Point’s operating performance will continue to improve.  Point’s operating performance in the latter half of 2003 and in the first quarter of 2004 improved in comparison to recent prior periods, in certain areas including higher revenues and customer orders .

Aerospace and Defense

Aerospace and Defense sales were $2.1 million for the first quarter 2004 compared to $1.4 million for the first quarter 2003, an increase of 54%.  The Company’s Aerospace and Defense revenues are highly dependent on the timing of large, government funded programs and the majority of the revenue for the first quarter of 2004 related to three U.S. “WAAS” (Wide Area Augmentation System) aviation programs.

NovAtel is participating in the new Geostationary Command & Control Segment program to develop Ground Uplink System receivers for the new third Geostationary Satellite for WAAS, which was recently contracted to Lockheed Martin, Raytheon Company and Boeing.  NovAtel has received a letter subcontract from Raytheon worth up to U.S.$1.64 million NRE plus U.S.$885,000 in hardware deliverables.  The Company’s NRE work under the program is approximately 35% complete as of March 31, 2004, with the balance of the work expected to be substantially completed by the end of 2004.

In 2003, NovAtel received a letter subcontract from Raytheon Company for the development of an L1/L5 Signal Generator to be used with the new WAAS/GEO Ground Uplink System.  This letter sub-contract is worth up to U.S.$970,000 NRE plus U.S.$591,000 in hardware deliverables.  The Company’s NRE work under the program is approximately 50% complete as of March 31, 2004, with the balance of the work expected to be substantially completed by the end of 2004.

In June 2002, the Company received a contract from the FAA to develop the next generation WAAS receiver.  The contract covers receiver development and qualifications work over a 21 month period and also includes an additional option, exercisable at the FAA’s discretion, for the development of a new broadband WAAS antenna.  The current contract has a value of U.S.$2.7 million  and activities under the contract were largely completed by March 2004.  In addition, Raytheon Company has now provided a letter subcontract worth up to U.S.$3.0 million for production start-up and initial 44 deliverable receivers, starting in March 2004, including options for an additional 117 receivers for delivery in 2005 and 2006.  Raytheon has recently authorized U.S.$450,000 toward the purchasing of long lead materials for 39 of the optional receivers for accelerated delivery in 2004.

The certified GPS receiver being jointly developed by the Company and CMC Electronics (formerly BAE Systems Canada) is intended for use by Honeywell for both airborne applications and the LAAS program.  With the GPS receiver achieving certification, the Company has earned initial royalties, and expects total royalties for 2004 to contribute between $400,000 and $500,000 in revenue.

Special Applications

Special Applications revenues were $8.2 million in the first quarter 2004 compared to $4.1 million in the first quarter 2003, an increase of 99%.  The increase was primarily attributable to product shipments to Leica Geosystems, revenue from the GPS OEM L1 product line acquired in May 2003 from CMC Electronics, and higher shipments of product into China.

Other Revenue

Other revenue related to the sale of manufacturing components was $87,000 in the first quarter of 2004, compared to $20,000 in the first quarter of 2003.

Revenues by Geographic Market

The Company derived approximately 49% of its total revenues from the sale of its products to countries outside the United States and Canada in the first quarter of 2004 compared to 48% in the first quarter 2003.  Revenues from international sales increased to $6.1 million in the first quarter 2004 from $3.3 million in the first quarter 2003, mainly as a result of sales to Leica in Switzerland and higher shipments to China.

Gross Profit. Gross profit increased to $6.9 million in the first quarter of 2004 from $3.5 million in the first quarter of 2003, mainly as a result of increased revenue.  Gross profit as a percentage of total revenues was 56% in the first quarter 2004 compared to 51% in the first quarter 2003, with the increase attributable to favourable product mix including the benefit of aviation hardware shipments, and lower per unit fixed manufacturing costs.

Research and development.  Research and development expenses increased to $2.0 million in the first quarter 2004, from $1.3 million in the first quarter 2003 but decreased as a percentage of total revenues from 19% in the first quarter 2003 to 16% in the first quarter 2004.  The increase in research and development dollars reflects higher employee compensation and benefit costs of $622,000, and higher amortization costs of $58,000 relating to equipment.  The Company believes that significant investments in research and development are required to maintain its technology and compete in its business.  The Company expects to continue to spend approximately 18% to 19% of revenue in research and development activities in 2004.

Selling and marketing.  Selling and marketing expenses increased 29% from $1.1 in the first quarter 2003 to $1.5 million in the first quarter 2004 but decreased as a percentage of total revenues from 16% in the first quarter 2003 to 12% in the first quarter 2004.  The increased selling and marketing costs in the current quarter are due primarily to higher employee compensation and benefit costs of $280,000, increased product promotion costs of $47,000 and higher provision for doubtful accounts of $59,000, as a result of higher revenue, partially offset by lower distribution costs in Asia.  The Company expects to spend approximately 11.5% to 12.5% of revenue in selling and marketing activities in 2004.

General and administration.  General and administration expenses increased 50% from $870,000 in the first quarter 2003 to $1.3 million in the first quarter 2004 but decreased as a percentage of revenue from 13% in the first quarter of 2003 to 10% in the first quarter of 2004.  The increase in general and administration dollars is a result of higher employee compensation and benefit costs of $353,000, and increased professional fees of $61,000.

Interest income, net.  The Company earned net interest income of $53,000 in the first quarter 2004 compared with $43,000 in the first quarter 2003 as a result of higher cash balances being available for investment.  The Company’s cash deposits that are not required for operations are invested in short-term interest bearing instruments.

Other expense.  Other expense was $41,000 in the first quarter 2004 compared to other expense of $186,000 in the first quarter 2003.  In both periods, the majority of the other expense consisted primarily of foreign exchange losses arising from a change in the Canadian dollar versus the U.S. dollar.

Provision for income taxes.  The provision for income taxes, which consists primarily of Canadian federal large corporations tax (“LCT”) and the consolidated proportionate share of income taxes related to Point, Inc., was $12,000 in the first quarter 2004 compared to $1,000 in the first quarter 2003, with the increase attributable to a recovery of income tax at Point, Inc. in the first quarter of 2003.

Taxes

The Company has not recorded a provision for income taxes in Canada, other than for Canadian federal large corporations tax and taxes payable, due to previously incurred losses, credits and costs. As of March 31, 2004, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income in Canada. The Company has determined that the acquisition of a majority of the common shares of the Company by CMC Electronics (formerly BAE Systems Canada Inc.) in 1998, BAE SYSTEMS p.l.c.’s acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP L.P.’s acquisition of the common shares of CMC Electronics in April 2001 each constitute acquisition of control of the Company for Canadian income tax purposes.  Accordingly, the availability of certain of the Company’s Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits. See Note 14 of Notes to Consolidated Financial Statements filed for the fiscal year ended December 31, 2003 as part of Form 20-F with the Securities and Exchange Commission.

Liquidity and Capital Resources

In the three months ended March 31, 2004, cash provided by operations was $782,000, compared to cash provided by operations of $3.7 million in the first quarter of 2003.  Cash provided by operations in the three month period ended March 31, 2004 consisted primarily of net income of $2.1 million and $592,000 of amortization expenses, offset by a $2.0 million increase in working capital.  The increase in working capital from December 31, 2003 to March 31, 2004 was caused primarily by increased receivables and inventory, offset by an increase in trade payables.

In the three months ended March 31, 2004, cash provided by financing activities was $74,000, related primarily to employee exercise of stock options, partially offset by capital lease payments.  In the comparable period in 2003, $27,000 cash was used in financing activities, primarily related to capital lease payments.

In the three months ended March 31, 2004, cash provided by investing activities was $4.1 million, consisting of proceeds of $5.6 million received upon the maturation of short-term investments, partially offset by purchases of $750,000 in short-term investments, purchases of $596,000 of capital equipment and capitalized expenditures of $106,000 related to the development of a certified GPS aviation receiver.  In the three months ended March 30, 2003, cash used in investing activities was $1.3 million, attributable to the purchase of $1.8 million in short-term investments and $809,000 of capital equipment, partially offset by proceeds of $1.2 million received upon the maturation of short-term investments.

At March 31, 2004, the Company had cash and short-term investments of $13.2 million.  The Company has credit agreements with the HSBC Bank Canada and the Toronto Dominion Bank under which the Company can borrow up to $1.7 million for day-to-day operating requirements and $1.8 million to support the margin requirement related to the purchase of up to between US$6.5 and $7.5 million of foreign exchange contracts (depending on the maturity date of the contract).  The lines of credit are payable on demand and are secured by certain of the Company’s assets.  At March 31, 2004, portions of the lines of credit were utilized to support $66,000 of letters of credit and US$6.0 million in foreign exchange contracts, leaving $1.6 million available for day-to-day operating requirements and the margin capacity necessary to enter into an additional US$0.5 to $1.5 million in forward foreign exchange contracts (depending on the maturity date of the contracts).

The Company believes that its existing cash, cash equivalents, short term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

Inflation

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have a material effect on the Company’s results of operations in the future.

Off Balance Sheet Arrangements

As of March 31, 2004, the Company had no off balance sheet arrangements other than operating leases entered into in the normal course of business.

Contractual Obligations

There have been no material changes to the Company’s contractual obligations and commitments to make future payments under contracts, excluding trade and related party trade payables, from those disclosed in the Company’s Form 20F for the year ended December 31, 2003.

Quantitive and Qualitative Disclosure About Market Risk

Most of the Company’s revenues (over 98% for the first three months of 2004) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company’s expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect the Company’s results of operations.  In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company’s U.S. dollar denominated revenues.  Gains and losses arising on these financial instruments are offset against the gains and losses arising on the maturity of the underlying transactions.  Derivative financial instruments are not used for speculative purposes.  There can be no assurance that the Company will be successful in these activities.

At March 31, 2004, the Company had forward foreign currency contracts to sell US$6.0 million between April 30, 2004 and December 31, 2004 at rates between 0.7560 and 0.7656.

There have been no material changes to the company’s sensitivity to fluctuations in the U.S. dollar to Canadian dollar exchange rate from those disclosed in the Company’s Form 20F for the year ended December 31, 2003.

The Company is not subject to significant interest rate risk due to the short-term maturities of its outstanding loans and capital lease obligations.

Legal Proceedings

There has been no material change since the Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission.

Other Risk Factors

There have been no material changes to the company’s risk factors from those disclosed in the Company’s Form 20F for the year ended December 31, 2003.